444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-11

PolyMet Mining reports results for period ended September 30, 2022

St. Paul, Minn., November 10, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") today filed its financial results for the three and nine months ended September 30, 2022.

In the recent quarter, the company continued to progress toward closing on the NewRange Copper Nickel joint venture (the "Joint Venture") agreement with Teck and advance the NorthMet Project through completion of litigation and regulatory processes.

PolyMet and Teck American Inc., a subsidiary of Teck Resources Limited ("Teck") announced on July 20, 2022, the parties had entered into an agreement to form a 50:50 Joint Venture. The venture will place their respective NorthMet and Mesaba deposits of high demand metals critical to supporting the transition to clean energy technologies under single management. PolyMet and Teck will become equal owners in NewRange Copper Nickel LLC. PolyMet and Teck will each own 50% of the two deposits upon closing of the Joint Venture, which is anticipated by the end of Q1 2023, and is subject to receipt of customary closing conditions and receipt of certain regulatory approvals.

Litigation progress

During the period just ended, the U.S. District Court in Minneapolis heard arguments in two separate cases related to the land exchange, which was completed in 2018. PolyMet moved to dismiss both cases in May and hearings on the motions for dismissal were held in September. A ruling is not anticipated before Q2 2023. There are no restrictions on PolyMet's use of the respective lands.

In other progress, the Administrative Law Judge assigned to oversee the contested case hearing associated with the Permit to Mine, specifically on the single issue regarding the use of bentonite clay at the tailings basin, has scheduled the week of March 27, 2023, for the contested case proceedings in St. Paul.

To date, PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state. More information on recent court developments can be found on the company's website at https://polymetmining.com/investors/news/ and on its SEDAR and EDGAR profiles.

In addition to efforts to close the Joint Venture and litigation and regulatory progress, the company continued its focus on optimization and engineering efforts related to the NorthMet Project and maintained full compliance with all operating permits during the period.

PolyMet Financials for the three and nine months ended September 30, 2022

Key Balance Sheet Statistics

(in '000 US dollars)

	September 30, 2022	December 31, 2021
Cash	$8,604	$2,958
Working capital [1]	(76,461)	(17,609)
Total assets	479,784	468,126
Total liabilities	144,135	110,519
Shareholders' equity	$335,649	$357,607

1 Deficiency as at September 30, 2022, primarily due to the $81.2 million convertible debt with Glencore due March 31, 2023.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operations expense	$3,121	$2,193	$10,361	$10,850
Other expenses/(income):
Debt accretion and interest	2,795	1,018	7,317	2,631
Loss on refinancing	-	-	1,598	-
Rehabilitation accretion	493	485	1,457	1,446
Loss/(gain) on financial asset fair value	74	(2)	(195)	(1,199)
Loss/(gain) on restricted deposits	593	112	3,110	(945)
Other expense/(income) - net	962	(12)	2,217	(164)

Loss before Taxes:	8,038	3,794	25,865	12,619
Deferred income tax expense	-	-	492	-
Total Loss:	8,038	3,794	26,357	12,619
Total Loss ($/share)	0.08	0.04	0.26	0.13

Cash used in investing activities	$2,457	$1,546	$6,416	$4,731

Weighted average shares outstanding	101,471,132	100,877,320	101,457,151	100,872,464
  Loss for the three months ended September 30, 2022, was $8.0 million compared with $3.8 million for the prior year period. The increased loss was primarily due to lower investment returns on the rehabilitation trust and higher interest charges related to increased debt.
  Loss for the nine months ended September 30, 2022, was $26.4 million compared with $12.6 million for the prior year period. The increased loss was primarily due to lower investment returns on the rehabilitation trust and higher interest charges related to increased debt.

  Cash used in investing activities for the three months ended September 30, 2022, was $2.5 million compared with $1.5 million for the prior year.  The increase was primarily due to asset acquisition costs related to the Joint Venture.
  Cash used in investing activities for the nine months ended September 30, 2022, was $6.4 million compared with $4.7 million for the prior year. The increase was due to increased activities supporting legal defense of Project permits and acquisition costs related to the Joint Venture.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., feeding the supply chain with high-demand, responsibly mined metals crucial to the manufacture of clean energy and clean mobility technologies such as wind and solar generation, battery storage and electric vehicles.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the closing of the Joint Venture, the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions including, but not limited to, statements with respect to the future development of NorthMet and Mesaba and the successful outcome of current litigation and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, risks relating to the parties meeting their conditions precedent, receipt of regulatory approvals, timing of closing the Joint Venture, the outcome of the development of the NorthMet and Mesaba projects and the timing and schedule of the contested case proceedings. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.